Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES SECOND QUARTER RESULTS FOR 2011

Tel Aviv, Israel, August 31, 2011, Elbit Imaging Ltd. (NASDAQ: EMITF) ("Elbit") announced today its results for the second quarter of 2011.

Consolidated revenues for the three months period ended June 30, 2011 amounted to NIS 241 million (US$ 71 million) compared to NIS 573 million reported in the corresponded period in 2010.

The decrease is mainly attributable to: (i) we reported non-recurring gain from the bargain purchase of EDT in the amount of NIS 397 million in the corresponded period in 2010; (ii) revenues for our hotel business increased during Q2 2011 nevertheless, due to the sale of our UK hotels in December 2010, we reported a decrease in the hotels revenue; offset by (iii) an increase from investment property attributable to EDT which was acquired in June 2010 and which contributed an amount of NIS 85 million to our total revenue in the current period.

Revenues from commercial centers in Q2 2011 and Q2 2010 amounted to NIS 27 million (US$ 8 million).

Cost of commercial centers in Q2 2011 amounted to NIS 35 million (US$ 10 million) compared to NIS 37 million reported in the corresponded period in 2010.

Gain from fair value adjustment of investment property in Q2 2011 amounted to NIS 25 million (US$ 7 million) compared to nil in the corresponded period in 2010. The gain is attributable to the revaluation of EDT’s retail properties.

Revenues from investment property rental income in Q2 2011 amounted to NIS 60 million (US$ 18 million) compared to nil in the corresponded period in 2010. These revenues are attributable to EDT's retail properties.

Cost of Investment property in Q2 2011 amounted to NIS 25 million (US$ 7 million) compared to nil in the corresponded period in 2010.

Revenues from hotels operations and management in Q2 2011 amounted to NIS 79 million (US$ 23 million) compared to NIS 101 million reported in the corresponded period in 2010. Our revenue from hotels activity in Holland, Belgium and Romania were improved in Q2 2011 nevertheless, due to the sale of our UK hotels in December 2010, we reported a decrease in the hotels revenue.

Costs and expenses from hotels operations and management in Q2 2011 amounted to NIS 64 million (US$ 19 million) compared to NIS 83 million reported in the corresponded period in 2010. The decrease is mainly attributable to sale of our UK hotels, in December 2010.

Revenues from sale from medical systems in Q2 2011 amounted to NIS 5 million (US$ 1 million) compared to NIS 8 million in the corresponded period in 2010. The decrease is mainly attributable to sale of systems for lower prices.

Costs and expenses from medical systems operations in Q2 2011 amounted to NIS 19 million (US$ 5 million) compared to NIS 16 million reported in the corresponded period in 2010. The increase is mainly attributable to legal expenses as a result of two lawsuits against InSightec.

Research and development expenses in Q2 2011 amounted to NIS 16 million (US$ 5 million) compared to NIS 14 million reported in the corresponded period in 2010. The increase is mainly attributable to increase in the number of clinic treatments acquired during the period.

Revenues from sale of fashion merchandise and others in Q2 2011 amounted to NIS 46 million (US$ 13 million) compared to NIS 40 million reported in the corresponded period in 2010. The increase is mainly attributable to the opening of new GAP stores.

Cost and expenses of fashion merchandise and others in Q2 2011 amounted to NIS 52 million (US$ 15 million) compared to NIS 41 million reported in the corresponded period of 2010. The increase is attributable mainly to the opening of new Gap stores; non-recurring write down of inventory, increase of wholesale’s cost purchase and launching the CRM loyalty program.

General and administrative expenses in Q2 2011 amounted to NIS 18 million (US$ 5 million) compared to NIS 16 million reported in the corresponded period in 2010. The stock based compensation expenses in Q2 2011 amounted to NIS 6 million (US$ 2 million) compared to NIS 3 million in the corresponded period in 2010.

Financial expenses, net in Q2 2011 amounted to income of NIS 26 million (US$ 7 million) compared to expenses in the amount of NIS 50 million reported in the corresponded period in 2010. The decrease in the expenses of NIS 76 million relates mainly to the following:

(I) An increase in the income amounted to NIS 58 million (US$ 17 million), attributable mainly to non-cash income derived from changes in fair value of financial instruments (mainly Plaza Centers N.V. notes, currency and interest hedge transactions, derivatives and marketable securities) all measured at fair value through profit and loss.

(II) A decrease in the amount of NIS 47 million (US$ 14 million), in non-cash expenses related to exchange rate differences. The decrease is mainly attributable to exchange rate fluctuation in respect to Plaza Center N.V.'s notes and one of the loans in the hotel segment.

Offset by:

(III) An increase in interest expenses, net in the amount of NIS 29 million (US$ 8 million), (net of: (i) interest income; (ii) capitalization of financial expenses to qualified assets; and (iii) linkage differences in respect of bonds which are linked to the Israeli consumer price index). Such increase is mainly attributable to (i) interest expenses related to EDT operations; (ii) interest expenses on additional notes raised by us; offset by (iii) decrease in interest expenses related to our hotels operation due to the sale of the UK hotels.

Impairment charges and other expenses, net in Q2 2011 amounted to NIS 23 million (US$ 7 million) compared to NIS 10 million reported in the corresponded period in 2010. These expenses are attributable mainly to impairment of Plaza Centers N.V. trading property and to initiation expenses attributable to our operations in India and in the USA.

Income before taxes in Q2 2011 amounted to NIS 13 million (US$ 4 million) compared to NIS 305 million reported in the corresponded period in 2010.

Income in Q2 2011 amounted to NIS 14 million (US $4 million) out of which loss in the amount of NIS 30 million (US$ 9 million) is attributable to our equity holders and income in the amount of NIS 44 million (US$ 13 million) is attributable to the non-controlling interest.

Our shareholders' equity as of June 30, 2011 amounted to NIS 2.13 billion (US$ 624 million) compared to NIS 2.17 billion in December 31, 2010.

Our presentation to the consolidated financial statements for the second quarter of 2011 is available through our website at: www.elbitimaging.com under: “Investor Relations - Company Presentations (06/2011).”

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2010, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

	June 30		December 31,	June 30
	2 0 1 1	2 0 1 0	2 0 1 0	2 0 1 1
	(in thousand NIS)			Convenience
				translation
				US$'000

Current Assets
Cash and cash equivalents	962,286	1,189,351	1,040,797	281,782
Short-term deposits and investments	901,225	637,264	835,730	263,902
Trade accounts receivable	56,001	80,336	55,084	16,399
Other receivable	217,099	156,827	108,940	63,572
Prepayments and other assets	279,805	316,792	295,305	81,934
Inventories	50,836	54,542	44,643	14,886
Trading property	4,505,162	4,119,239	4,192,241	1,319,227
	6,972,414	6,554,351	6,572,740	2,041,702
Assets related to discontinued operation	-	2,244	-	-
	6,972,414	6,445,595	6,572,740	2,041,702

Non-Current Assets
Deposits, loans and other long-term balances	609,702	624,542	645,842	178,536
Investments in associates	12,535	37,894	25,127	3,671
Property, plant and equipment	1,188,382	1,626,620	1,157,206	347,989
Investment property	2,214,860	2,472,472	2,232,322	648,568
Other assets and deferred expenses	24,725	25,990	21,160	7,240
Intangible assets	73,817	51,248	48,316	21,616
	4,124,021	4,338,766	4,129,973	1,207,620

	11,096,435	11,395,361	10,702,713	3,249,322

Current Liabilities
Short-term credits	2,175,214	2,578,457	2,446,546	636,959
Suppliers and service providers	124,898	152,468	109,426	36,573
Payables and other credit balances	247,914	342,928	196,445	72,596
Other liabilities	140,320	114,976	126,590	41,089
	2,688,346	3,188,829	2,879,007	787,217
Liabilities related to discontinued operation	11,956	19,106	12,615	3,501
	2,700,302	3,207,935	2,891,622	790,718

Non-Current liabilities
Borrowings	6,144,589	5,924,770	5,524,260	1,799,294
Other financial liabilities	77,819	34,021	75,532	22,787
Other liabilities	14,727	17,277	14,005	4,312
Deferred taxes	28,256	26,646	19,773	8,275
	6,265,391	6,002,714	5,633,570	1,834,668

Shareholders' Equity
Attributable to equity holders of the Company	677,921	833,261	760,740	198,513
Non Controlling interest	1,452,821	1,351,451	1,416,781	425,423
	2,130,742	2,184,712	2,177,521	623,936

	11,096,435	11,395,361	10,702,713	3,249,322

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

	Six months ended		Three months ended		Year ended	Six months ended
	June 30		June 30		December 31,	June 30
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0	2 0 1 0	2 0 1 1
	(in thousand NIS)					Convenience
						translation
						US$'000
Revenues and gains
Gain from bargain purchase	-	(*) 397,082	-	(*) 397,082	397,082	-
Gain from sale of real estate assets	-	-	-	-	198,777	-
Commercial centers	55,667	47,335	26,519	27,294	102,895	16,301
Gain from fair value adjustment of investment property	49,785	-	24,974	-	40,226	14,578
Investment property rental income	121,774	-	60,448	-	122,462	35,659
Hotels operations and management	138,147	193,866	78,912	101,386	403,822	40,453
Sale of medical systems	13,118	16,283	4,562	8,045	33,631	3,841
Sale of fashion merchandise and others	83,588	81,320	45,580	39,779	174,817	24,477
	462,079	735,886	240,995	573,586	1,473,712	135,309

Expenses and losses
Commercial centers	74,380	76,948	35,399	36,679	156,745	21,780
Investment property expenses	51,327	-	25,008	-	50,571	15,030
Hotels operations and management	117,732	163,868	64,402	82,777	341,291	34,475
Cost and expenses of medical systems operation	36,398	32,138	18,667	16,223	63,973	10,658
Cost of fashion merchandise and others	97,583	90,409	52,413	40,760	197,574	28,575
Research and development expenses	32,377	29,588	15,936	14,259	58,514	9,481
General and administrative expenses	32,310	34,595	17,635	16,135	65,292	9,461
Share in losses of associates, net	3,876	4,867	1,860	2,042	8,275	1,135
Financial expenses , net	9,501	151,039	(26,037)	49,816	372,769	2,782
Impairments, charges and other expenses, net	36,583	17,812	22,579	10,073	84,664	10,712
	492,067	601,264	227,862	268,764	1,399,668	144,089

Profit (loss) before income taxes	(29,988)	134,622	13,133	304,822	74,044	(8,780)
Income taxes (tax benefits)	(2,201)	17,268	(498)	17,164	4,920	(644)

Profit (loss) from continuing operations	(27,787)	117,354	13,631	287,658	69,124	(8,136)
Profit from discontinued operation, net	-	-	-	-	4,401	-

Profit (loss) for the period	(27,787)	117,354	13,631	287,658	73,525	(8,136)

Attributable to:
Equity holders of the Company	(93,507)	90,675	(30,212)	226,293	61,998	(27,380)
Non Controlling interest	65,720	26,679	43,843	61,365	11,527	19,244
	(27,787)	117,354	13,631	287,658	73,525	(8,136)

(*) Retrospectively adjusted in connection with a business combination.

ELBIT IMAGING LTD.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Six months ended		Three months ended		Year ended	Six months ended
	June 30		June 30		December 31,	June 30
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0	2 0 1 0	2 0 1 1
	(in thousand NIS)					Convenience
						translation
						US$'000

Profit (loss) for the period	(27,787)	117,354	13,631	287,658	73,525	(8,136)

Exchange differences arising from translation of foreign operations	26,842	(264,230)	(64,922)	(97,003)	(403,560)	7,860
Loss from cash flow hedge	-	(8,925)	-	(3,749)	39,220	-
Gain (loss) from available for sale investments	543	(1,934)	54	(4,861)	(864)	159
	27,385	(275,089)	(64,867)	(105,613)	(365,204)	8,019

Comprehensive income (loss)	(402)	(157,735)	(51,236)	182,045	(291,679)	(117)

Attributable to:
Equity holders of the Company	(65,245)	(87,851)	(71,209)	151,132	(128,992)	(19,105)
Non Controlling interest	64,843	(69,884)	19,973	30,913	(162,687)	18,988
	(402)	(157,735)	(51,236)	182,045	(291,679)	(117)

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

			Foreign currency		Available for sale and	Stock base				Total amount attributable to equity holders	Non	Total
	Share	Share	translation	Hedging	other	compensation	Retained	Gross	Treasury	of the	Controlling	shareholders'
	Capital	premium	adjustments	reserves	reserves	reserve	earnings	Amount	stock	Company	Interest	equity
	(in thousand NIS)

Balance -
December 31, 2009	38,038	835,269	(242,304)	(39,221)	2,763	57,090	433,334	1,084,969	(138,519)	946,450	1,201,721	2,148,171

Comprehensive income (loss)	-	-	(229,689)	39,221	(522)	-	61,998	(128,992)	-	(128,992)	(162,687)	(291,679)
Purchase of parent shares by a subsidiary	-	-	-	-	-	-	-	-	(30,002)	(30,002)	-	(30,002)
Stock based compensation expenses	-	-	-	-	-	9,429	-	9,429	-	9,429	23,380	32,809
Employee stocks expired	-	6,832	-	-	-	(6,832)	-	-	-	-	-	-
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	182,843	182,843
issuance of shares to the minority by a subsidiary	-	-	-	-	(36,145)	-	-	(36,145)	-	(36,145)	171,524	135,379
Exercise of shares by employees	13	2,473	-	-	-	(2,486)	-	-	-	-	-	-
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	-	-
December 31, 2010	38,051	844,574	(471,993)	-	(33,904)	57,201	495,332	929,261	(168,521)	760,740	1,416,781	2,177,521

Comprehensive income (loss)	-	-	27,924	-	339	-	(93,508)	(65,245)	-	(65,246)	64,843	(402)
Purchase of parent shares by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-
Stock based compensation expenses	-	-	-	-	-	4,540	-	4,540	-	4,540	9,741	14,281
Employee stocks expired	-	-	-	-	-	-	-	-	-	-	-	-
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	11,766	11,766
issuance of shares to the minority by a subsidiary	-	-	-	-	(22,114)	-	-	(22.114)	-	(22,114)	(50,310)	(72,424)
Exercise of shares by employees	-	-	-	-	-	-	-	-	-	-	-	-
June 30, 2011	38,051	844,574	(444,069)	-	(55,676)	61,741	401,824	846,442	(168,521)	677,921	1,452,821	2,130,742

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

			Foreign currency		Available for sale and	Stock base				Total amount attributable to equity holders	Non	Total
	Share	Share	translation	Hedging	other	compensation	Retained	Gross	Treasury	of the	Controlling	shareholders'
	Capital	premium	adjustments	reserves	reserves	reserve	earnings	Amount	stock	Company	Interest	equity
	(in thousand NIS)

December 31, 2010	11,142	247,313	(138,212)	-	(9,927)	16,750	145,046	272,112	(49,347)	222,765	414,870	637,635

Comprehensive income (loss)	-	-	8,177	-	99	-	(27,381)	(19,105)	-	(19,105)	18,988	(118)
Purchase of parent shares by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-
Stock based compensation expenses	-	-	-	-	-	1,329	-	1,329	-	1,329	2,853	4,182
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	3,445	3,445
issuance of shares to the minority by a subsidiary	-	-	-	-	(6,476)	-	-	(6,476)	-	(6,476)	(14,732)	(21,208)
Exercise of shares by employees	-	-	-	-	-	-	-	-	-	-	-	-
June 30, 2011	11,142	247,313	(130,035)	-	(16,304)	18,079	117,665	247,860	(49,347)	198,513	425,424	623,937